UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

|_| Form 10-K    |_| Form 20-F   |_| Form 11-K    |X| Form 10-Q   |_| Form N-SAR

                       For Period Ended September 30, 2008

                        Commission file number 333-137134

PART I - REGISTRANT INFORMATION

                               JADE ART GROUP INC.
             (Exact name of Registrant as specified in its charter)

             NEVADA                                           71-1021813
             ------                                           ----------
  (State of other jurisdiction                             (I.R.S. Employer
of incorporation or organization)                       Identification Number)

                             #35, Baita Zhong Road,
             Yujiang County, Jiangxi Province, P.R. of China 335200
             ------------------------------------------------------
                     Address of principal executive offices

Registrant's telephone number, including area code:               (646)-200-6328

PART II - RULES 12b-25(b) AND c)

      If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate).

|_| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following
|X| the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company could not file its Form 10Q for the quarter ended September 30, 2008 within the prescribed time period (i.e., prior to 5:30 p.m. on November 14, 2008) due to the focus of the Company's senior management in China on the startup of the Company's operations after a three month interruption which had been caused by an earthquake in China and on related matters.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Chen-Qing Luo                   (646)                       200-6328
           Name                     Area Code                 Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 or the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income for the three months ended September 30, 2008 was $3,961,646 in comparison to $2,731,165 for the three months ended September 30, 2007. Net income for the nine months ended September 30, 2008 was $68,377,528 in comparison to $6,724,082 for the nine months ended September 30, 2007.

Earnings per share (diluted) for the three months ended September 30, 2008 were $0.05 in comparison to $0.04 for the three months ended September 30, 2007. Earnings per share (diluted) for the nine months ended September 30, 2008 were $0.84 in comparison to $0.09 for the nine months ended September 30, 2007.

The net income and earnings per share for fiscal year 2007 related entirely to discontinued operations due to the disposal by the Company of its previous wood carving business in exchange for the right to sell and distribute raw jade.

                              Jade Art Group Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 2008                   /s/ Chen-Qing Luo
                                          Chen-Qing Luo, Chief Financial Officer